Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Simplifies Global IoT Deployments, Overcomes Roaming Restrictions with eSIM Localization

eUICC-based offering to futureproof customer deployments and enable device localization

ATLANTA (May 4, 2021) - KORE, a global leader in Internet of Things (“IoT”) solutions and worldwide Connectivity-as-a-Service (“CaaS”), today announced the availability of over-the-air provisioning on eUICC-compliant SIMs to bring seamless global connectivity for KORE customers.

In partnering with a variety of mobile network operators (MNOs), KORE offers unprecedented access to wireless connectivity regardless of where in the world a customer’s device is activated. Future-proofed, global, multi-networked connectivity and advanced auto-provisioning capabilities ensure a device is always on the right network for the customer’s service needs.

“Our strong partner ecosystem enables us to bring to market the most advanced, reliable connectivity under a single contract, with a single SIM, no matter where our customers’ devices are deployed,” said Romil Bahl, President and CEO of KORE. “The connectivity options that we bring to market through eUICC standards offer the feature set and security, backed by carrier profiles from leading MNOs, that solution providers and enterprises have been seeking for quite some time.”

Historically, several key barriers have complicated global IoT solution deployments, such as data sovereignty levied by local regulations, permanent roaming, and unpredictable costs.

“These can all be significant deterrents to customers who are trying to scale their IoT deployments,” said KORE CTO Tushar Sachdev. “Our eUICC option and cloud native core network make those challenges a thing of the past. At KORE, we can offer auto-provisioning profiles and local break-out to our customers to continue our unbiased, best-of-class services anywhere in the world.”

Not only does the eUICC single-SIM solution simplify deployment and inventory management challenges, it enables connectivity over the entire lifecycle of the device without needing costly truck rolls to execute SIM swaps or permanent roaming changes.

KORE offers global connectivity with more than 24 major carriers in 190 countries with a complimentary eUICC Starter Kit to eligible parties who want to explore how eSIM can help their business recognize accelerated revenue and faster time to market.

For more information on the KORE eUICC SIM or to try the eSIM starter kit visit korewireless.com.

KORE recently announced that it has entered into a definitive merger agreement with Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, CTAC, CTAC WS), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P. Upon completion of the transaction, which is expected in mid-2021, the combined company expects to be listed on the New York Stock Exchange under the ticker symbol KORE.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission-critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

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Contacts

KORE

Media

Jean Creech Avent

Vice President, Investor and Public Relations

jcreechavent@korewireless.com

+1-843-986-8229

Investors

investors@korewireless.com

Or

Investors:

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

+1-949-574-3860

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.